Cover-All Technologies Inc.

55 Lane Road, Suite 300

Fairfield, New Jersey 07004

August 11, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, DC 20549-4561

Attn:	Ms. Barbara Jacobs

Re:	Cover-All Technologies Inc.
Registration Statement on Form S-1
File No. 333-156397

Ladies and Gentlemen:

Cover-All Technologies Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on August 12, 2009, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David E. Weiss, Esq. of DLA Piper LLP (US) with any questions or comments at (212) 335-4957. Thank you for your assistance with this filing.

COVER-ALL TECHNOLOGIES INC.

By:	/s/ Ann F. Massey
Ann F. Massey
Chief Financial Officer